Video Transcripts of Videos on Offering Page (www.minfo.directcf.com)

"A Day in the Life" Video:

00:02
With over 1.3 million apps worldwide wouldn't it be great if there was one app that adapts
00:10
to your needs introducing min faux whether it's ordering your kids school lunch at the
00:17
breakfast-table Teriyaki chicken or donating to your favorite charity Minfo is an app that
00:27
interfaces with any message be it marketing campaigns community messages and in-store
00:33
promotions allowing consumers to engage with whatever interests them. The secret is encoding
00:40
the sound that is being transmitted via the Minfo platform and when an ad plays on TV radio or
00:46
online. "Hey Siri, Open Minfo"
00:55
There are also meant foe zones that will send you information within a certain space such as a cafe
01:00
use Minfo to view menus and order your meal
01:05
you can also receive minfads from friends
01:08
sharing specials and offers via email or social media, all within minfo
01:14
getting the most out of the brand's you love has never been easier
01:18
the app also has a QR code scanner for
01:21
print campaigns or anywhere you see a QR code
01:24
Minfo changes the way you interact with brands businesses charities and the community
01:31
"Nadine, Hi! Thanks for the minfad
01:34
I got a couple of pairs."
01:38
So why not download it today and get minfing.
01:43
Minfo Connect Engage and transact

"Going touchless" Elevator Video:

Transcript
00:00
Ready to stop the spread of germs and reduce hygiene anxiety?
00:03
How about calling an elevator without touching buttons? Before you reach the call button?
00:09
Introducing MINFO. A free universal app that allows you to control elevators and much more!
00:15
Open Minfo as you approach the elevators and it will automatically connect to the
00:18

Minfo Zone for that floor.
00:21
Select your destination floor via the App. And your elevator is on its way!
00:24
Don't want to touch buttons again? Ask your manager or building manager to contact their
00:29
elevator company And make all our lives SAFER
00:32
with Minfo.
00:33
Missed out on early investing in Google, Facebook or AirBnB?
00:37
Want to get in on the ground floor?
00:40
Be an early investor in Minfo and secure a discount
00:42
on our scheduled Reg A plus, receiving more equity.
00:46
Invest Now!

What happens inside Naava green wall WM92s (Minfo-Enabled Video)

Welcome to Nava the smartest the most advanced greenwall technology on the planet
00:22
indoor air is absorbed to the unique root system of the plants
00:29
in turn inorganic growth medium which needs no traditional soil microbes in our unique
00:36
root system purified and cleanse the air from harmful chemicals producing pure clean
00:43
and fresh air at the perfect humidity level
00:49
Nava has a fully automated watering airflow and lighting system sensors measure and send information about your indoor air
00:59
The Nava artificial intelligence combined with weather satellites optimizes your Nava right where you are.
01:07
At Nava we believe everyone has the right to breathe nature's air everywhere